UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number 001-42717

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Blue Gold Limited
(Translation of registrant’s name into English)

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94 Solaris Avenue
Camana Bay
PO Box 1348
Grand Cayman KY1-1108
Cayman Islands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT

Blue Gold Limited is furnishing this Report of Foreign Issuer on Form 6-K to the United States Securities and Exchange Commission to provide its notice and proxy statement relating to an extraordinary general meeting of shareholders to be held on November 17, 2026.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting and Proxy Statement
99.2	Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2026

BLUE GOLD LIMITED
By:	/s/ Kevin J. Clark
Kevin J. Clark
Executive Chairman